CAROLINA FINANCIAL CORPORATION

SECOND AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS

The following Second Amendment to the Amended and Restated Bylaws of Carolina Financial Corporation, a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), was approved by the Board of Directors of the Corporation at a meeting duly called and held on October 15, 2014.

Article II, Section 10 of the Amended and Restated Bylaws of the Corporation is hereby deleted in its entirety and replaced with the following new Section 10:

ARTICLE II- BOARD OF DIRECTORS

SECTION 10: Directors’ Age Limitation

Effective October 15, 2014, no person who has reached 75 years of age may be elected or appointed to a term of office as a Director. Any Director reaching their 75th birthday shall continue in office until his or her successor shall have been elected at the next annual meeting of stockholders at which such Director’s term expires.